14045648

SECURI[…]ON
Washington, D.C. 20549

CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16774

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAYHILL AGENCY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3621 ROUTE 94
(No. and Street)

HAMBURG	NJ	07419
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HEATHER ARTSMA 973-209-2701
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIEBMAN GOLDBERG & HYMOWITZ, LLP
(Name – *if individual, state last, first, middle name*)

595 STEWART AVENUE	SUITE 420 GARDEN CITY	NY	11530
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2014
WASH, D.C.
191

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/14/14

OATH OR AFFIRMATION

I, RICHARD EGAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAYHILL AGENCY, LLC, as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Richard K. Egan
Signature

President
Title

Joanne Shawger
Notary Public

JOANNE SHAWGER
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires May 20, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAYHILL AGENCY, LLC

For the year ended December 31, 2013

CONTENTS

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

Independent Auditors' Report

To the Members
Mayhill Agency, LLC

Report on the financial statements

We have audited the accompanying financial statements of Mayhill Agency, LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluationg the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mayhill Agency, LLC as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in pages 10-12 is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in contained in pages 10-12 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in pages 10-12 is fairly stated in all material respects in relation to the financial statements as a whole.

Liebman Goldberg & Hymowitz, LLP

Liebman Goldberg & Hymowitz, LLP
Garden City, New York

February 20, 2014

MAYHILL AGENCY, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

	Allowable	Non-Allowable	Total
Cash	$ 12,501	$ -	$ 12,501
Prepaid expenses	-	1,491	1,491
Total assets	$ 12,501	$ 1,491	$ 13,992

LIABILITIES AND MEMBERS' EQUITY

	Aggregate Indebtedness Liabilities	Nonaggregate Indebtedness Liabilities	Total
Liabilities:			
Accrued expenses	$ 3,200	$ -	$ 3,200
Total liabilities	$ 3,200	$ -	3,200
Members' Equity:			
Members' equity			10,792
Total members' equity			10,792
Total liabilities and members' equity			$ 13,992

The accompanying notes are an integral part of these financial statements.

MAYHILL AGENCY, LLC
STATEMENT OF INCOME
For the year ended December 31, 2013

Revenues:		
Sales of investment company shares	$ 59,184	
Total revenues		$ 59,184
Expenses:		
NASD & SIPC fees	1,030	
Professional fees	7,313	
Rent and occupancy expense	27,377	
Telephone	696	
Postage	104	
Fin-op expense	6,600	
Office expense	50	
Total expenses		43,170
Net income		$ 16,014

The accompanying notes are an integral part of these financial statements.

MAYHILL AGENCY, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the year ended December 31, 2013

Balance - Beginning of Year	$ 11,578
Net income	16,014
Member Contributions	80,000
Distributions to member	(96,800)
Balance - End of Year	$ 10,792

The accompanying notes are an integral part of these financial statements.

MAYHILL AGENCY, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2013

Cash flows from operating activities:	
Net income	$ 16,014
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in prepaid expenses	(1,207)
Decrease in accrued expenses	(1,151)
Net adjustments	(2,358)
Net cash provided by operating activities	13,656
Cash flows from financing activities:	
Member Contributions	80,000
Distributions to member	(96,800)
Net cash (used in) financing activities	(16,800)
Decrease in cash	(3,144)
Cash - beginning of year	15,645
Cash - end of year	$ 12,501

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization:

The Company is a single member limited liability company organized on October 25, 2002. There were no transactions until December 23, 2003 when the Company assumed the business activities and all assets and liabilities of Mayhill Agency, Inc., effective January 1, 2004. By virtue of this transaction, the FINRA has ruled the firm's business activity Mayhill Agency, Inc. will remain unchanged and constitutes a succession of the Company.

Note 2 – Summary of Significant Accounting Policies:

Securities Transactions:

Securities owned are carried at market value and unrealized gains and losses are reflected in income. Securities transactions are recorded in amounts on a trade date basis. The Company did not enter into any securities transactions during the year ended 2013.

Income Taxes:

As a limited liability company (LLC), the Company is not subject to income taxes. The individual member of the LLC is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal or State income taxes is included in these financial statements. The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, ***Income Taxes***. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The years open for tax examination are 2010, 2011 and 2012.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Note 2 – Summary of Significant Accounting Policies (continued):

- Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.
- Level 2 Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 Unobservable inputs for the asset or liability. The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

As of December 31, 2013, the Company's fair value hierarchy consisted of level 1 inputs of cash in the amount of $12,501.

Date of Management's Review:

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 20, 2014, the date the financial statements were available to be issued.

Recent Accounting Pronouncements:

A variety of proposed or otherwise potential accounting standards are currently under study by standard setting organizations and various regulatory agencies. Due to the tentative and preliminary nature of those proposed standards, management has not determined whether implementation of such proposed standards would be material to the financial statements of the Company.

Note 3- Related Party Transactions:

On or about January 1, 2011, the Company entered into a lease agreement for its office space located in Hamburg, New Jersey. The building is owned by a company in which one of the owners is related to the member of Mayhill. The lease is for a ten-year period, which commenced January 1, 2011 and expires on December 31, 2021 with an option to renew for another ten years. The lease calls for monthly rent in the amount of $2,187 plus an adjustment at year-end for real estate taxes.

Note 3- Related Party Transactions (continued):

Future minimum rental commitments for the year ending December 31 are as follows:

2014	$26,250
2015	26,250
2016	26,250
2017	26,250
2018	26,250
2019 and thereafter	105,000
	$236,250

Rent and occupancy expense for the year ended December 31, 2013 was $27,377.

Note 4 - Net Capital Requirements:

The Company is subject to the Rules and Regulations of the Securities and Exchange Commission, and therefore must maintain "net capital" of not less than $5,000. At December 31, 2013, the Company's "net capital" exceeded capital requirements by approximately $4,301. The ratio of aggregate indebtedness to "net capital" was .3440 to 1.0.

Note 5 – Subsequent Event:

On or about January 21, 2014, Andrew Mulvihill, the sole member of Mayhill Agency, LLC entered into a agreement to sell all of the outstanding equity interests of the Company to the existing Fin Op of the Company. The closing date of the sale is expected to be on or before June 30, 2014. If the closing date is not met then the parties will negotiate in good faith to revise the agreement.

MAYHILL AGENCY, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2013

Net Capital

Total ownership equity from statement of financial condition	$ 10,792
Deduct ownership equity not allowed for net capital	-
Total capital	10,792
Deductions and/or charges a) total non-allowable assets from statement of financial condition	1,491
Net capital before haircuts on securities positions	9,301
Net capital	$ 9,301
Minimum dollar net capital requirement	$ 5,000

Aggregate Indebtedness

Total liabilities from statement of financial condition	$ 3,200
Percentage of aggregate indebtedness to net capital ($3,200/9,301)	34.404%

MAYHILL AGENCY, LLC

COMPUTATION OF DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO RULE 15C3-3

December 31, 2013

A. Exemption provisions:

26. An exemption from Rule 15c3-3 is claimed based upon the below section:

A. (K) (1) $3,000 capital category as per Rule 15c3-1.

B. Information relating to possession or control requirements (Rule 15c3-3).

The broker-dealer had no fully paid or excess margin securities or customers during the year.

MAYHILL AGENCY, LLC

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

UNDER RULE 15C3-1 BETWEEN THE UNAUDITED

FOCUS REPORT AND THE AUDITED FOCUS REPORT

December 31, 2013

Net Capital per unaudited focus report	$ 9,501
Net Capital per audited focus report	$ 9,301
Difference due to year-end adjustments as follows:	$ (200)
Increase in expense accruals	$ (200)

MAYHILL AGENCY, LLC

FINANCIAL STATEMENTS

AND SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2013

WITH

INDEPENDENT AUDITORS' REPORT

MAYHILL AGENCY, LLC

INDEPENDENT AUDITORS' REPORT

on

INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2013

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

To the Members
Mayhill Agency, LLC

In planning and performing our audit of the financial statements of Mayhill Agency, LLC (the Company) as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Liebman Goldberg & Hymowitz LLP

Liebman Goldberg & Hymowitz LLP
Garden City, New York

February 20, 2014

MAYHILL AGENCY, LLC

INDEPENDENT AUDITORS' REPORT

ON

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

FOR THE YEAR ENDED DECEMBER 31, 2013

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

To the Members
Mayhill Agency, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Mayhill Agency, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Mayhill Agency, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Mayhill Agency, LLC's management is responsible for the Mayhill Agency, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and cancelled checks noting no differences.

2. Compared the amounts reported on the audited FormX-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013. During the course of performing our procedures we noted a difference whereby the incorrect revenue was used in the calculation. This error was brought to the attention of management who subsequently amended the form for the correct amount.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences.

5. Payment schedule attached.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Liebman Goldberg & Hymowitz LLP

Liebman Goldberg & Hymowitz, LLP
Garden City, NY

February 20, 2014

PAYMENT SCHEDULE

DATE	PAID TO	AMOUNT	MAILED TO:
08/14/2013	SIPC	$46.18	P.O. Box 92185 Washington, DC 20090-2185
02/10/2014	SIPC	$102.00	P.O. Box 92185 Washington, DC 20090-2185